UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION OF DIRECTORS
AND
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES

The notice convening the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Wednesday, 29 June 2011 at 3:00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person should you wish. Only shareholders of record on 29 June 2011 are entitled to attend and vote at the annual general meeting.

* for identification purposes only

30 May 2011

– i –

DEFINITIONS

       In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘2010 Annual Report’’	means the annual report and accounts of the Company for the year ended 31 December 2010

‘‘AGM’’	means the annual general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Wednesday, 29 June 2011 at 3: 00 p.m.

‘‘Articles of Association’’	means the Eleventh Amended and Restated Articles of Association of the Company adopted by special resolution passed at the annual general meeting of the shareholders of the Company held on 2 June 2008

‘‘Associates’’	has the same meaning given to it by the Listing Rules

‘‘Board’’	means the board of Directors of the Company

‘‘Company’’	means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability

‘‘Compensation Committee’’	means the compensation committee of the Board

‘‘Director(s)’’	means the member(s) of the Board

‘‘Group’’	means the Company and its subsidiaries

‘‘HK$’’	means Hong Kong Dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	means the Hong Kong Special Administrative Region of the PRC

‘‘Latest Practicable Date’’	means 27 May 2011, being the latest practicable date prior to the printing of this circular

‘‘Listing Rules’’	means the Rules Governing the Listing of Securities on the Stock Exchange

‘‘New Issue Mandate’’	means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 3 in the Notice

‘‘Notice’’	means the notice convening the AGM

‘‘Option Plans’’	means the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan of the Company

DEFINITIONS

‘‘Ordinary Share(s)’’	means ordinary share(s) of par value US$0.0004 each in the capital of the Company

‘‘PRC’’	means the People’s Republic of China

‘‘Preferred Shares’’	means preferred shares of par value US$0.0004 each in the capital of the Company

‘‘Repurchase Mandate’’	means a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares set out as resolution no. 4 in the Notice

‘‘SFO’’	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘Shareholder(s)’’	means holder(s) of existing Shares

‘‘Shares’’	means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company

‘‘Stock Exchange’’	means The Stock Exchange of Hong Kong Limited

‘‘Takeovers Code’’	means the Hong Kong Code on Takeovers and Mergers

‘‘United States’’ or ‘‘U.S.’’	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

‘‘US$’’	means United States Dollars, the lawful currency of the United States of America

‘‘%’’	means per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

 (Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

Executive Director:	Registered Office:
David N. K. Wang	PO Box 309, Ugland House,
(President and Chief Executive Officer)	Grand Cayman, KY1-1104,
Cayman Islands.
Non-Executive Directors:
Chen Shanzhi	Principal Place of Business:
Gao Yonggang	18 Zhangjiang Road
Zhou Jie	PuDong New Area
Shanghai 201203
Independent Non-Executive Directors:	People’s Republic of China
Jiang Shang Zhou (Chairman)
Tsuyoshi Kawanishi
Lip-Bu Tan

30 May 2011

To shareholders of the Company

Dear Sir or Madam,

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION OF DIRECTORS
AND
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES

INTRODUCTION

       The AGM will be held on Wednesday, 29 June 2011 at 3: 00 p.m. The Notice is set out in this circular. Details of the resolutions to be proposed at the AGM are set out in the Notice.

* for identification purposes only

LETTER FROM THE BOARD

1. Re-election of Directors

       Two Class I Directors, namely, David N. K. Wang and Gao Yonggang, whose initial appointments as Directors took effect on 9 November 2009 (in respect of Dr. Wang who was re-appointed as Director and designated as Class I Director on 3 June 2010) and 23 June 2009 (in respect of Mr. Gao) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Dr. Wang and Mr. Gao will offer themselves for re-election as Class I Directors. If re-elected, each of them would hold office until the 2014 annual general meeting of the Company.

The details of the aforesaid Directors who are proposed to be re-elected are as follows:

(i) David N. K. Wang

       David N.K. Wang, aged 64, joined the Company as President, CEO, and Executive Director in November 2009. He is also a director of almost all of the Group’s subsidiaries. A well known executive with extensive experience in the global semiconductor industry, Dr. Wang previously was CEO of Huahong (Group) Co., Ltd. and Chairman of Huahong NEC, a subsidiary of Huahong Group between 2005 and 2007. Prior to this, Dr. Wang was the Executive Vice President of Applied Materials and President of Applied Materials Asia, where he was responsible for Applied Materials’ business strategy, planning, and execution throughout Asia with a particular focus on building infrastructure worldwide. Before joining Applied Materials, Dr. Wang conducted research and made a number of key breakthroughs in semiconductor technology at Bell Laboratories. A recipient of the SEMI Lifetime Achievement Award, Dr. Wang authored and co-authored over 100 patents and co-developed the Precision 5000, one of the industry’s most successful products and part of the permanent collection of the Smithsonian Institution in Washington, D.C. Dr. Wang also is a member of the Board of Directors of the Global Semiconductor Alliance (GSA). He received his Ph.D. in Materials Science and Engineering from the University of California, Berkeley.

       As at the Latest Practicable Date, Dr. Wang was interested in 89,567,932 Shares within the meaning of Part XV of SFO. On 23 February 2010, Dr. Wang was granted an option to purchase 62,697,553 Shares at a price of HK$0.77 pursuant to the Company’s 2004 Stock Option Plan. These options will be fully vested on 23 February 2014 and will expire on 22 February 2020. Also on 23 February 2010, he was granted an award of 26,870,379 restricted share units (each representing the right to receive one Ordinary Share) pursuant to the Company’s 2004 Equity Incentive Plan. These restricted share units will be fully vested on 23 February 2014.

       Dr. Wang does not have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

       Dr. Wang has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

LETTER FROM THE BOARD

       Dr. Wang has entered into an employment agreement and a service contract with the Company. Pursuant to the agreements, he will be entitled to an annual base compensation of US$300,000 and will be granted equity awards amounting to 0.4% of the total outstanding ordinary shares of the Company on the date of grant (70% of which will be granted as share options and 30% will be granted as restricted share units). He will also be entitled to a performance bonus of US$225,000 (payable if and when the Company achieves profitability over one fiscal year, as indicated by the Board’s approved annual audited financial statements for that fiscal year).

       Information about Dr. Wang’s emolument is set out in the 2010 Annual Report. Save as disclosed in the 2010 Annual Report, Dr. Wang has not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2010.

       If re-elected, Dr. Wang will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Dr. Wang will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Dr. Wang will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

(ii) Gao Yonggang

       Gao Yonggang, aged 46, was appointed non-executive Director of the Company with effect from 23 June 2009. He is also a director of several subsidiaries of the Company. Mr. Gao is the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group) and the chairman of Datang Capital (Beijing) Co., Ltd, and the executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a managing director of the China Accounting Society, and a member of the Central Enterprise Youth Federation. Mr. Gao has more 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firm like stateowned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the Stateowned Assets Supervision and Administration Commission. Graduated from Nankai University as a Ph.D. of management, Mr. Gao has in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications in these areas.

       As at the Latest Practicable Date, Mr. Gao was interested in 3,145,319 Shares within the meaning of Part XV of SFO. On 24 May 2010, Mr. Gao was granted an option to purchase 3,145,319 Shares at a price of HK$0.64. These options will be fully vested on 24 May 2014 and will expire on 23 May 2020.

LETTER FROM THE BOARD

       Save for the fact that Mr. Gao is a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd, which in turn is a substantial shareholder of the Company, Mr. Gao is not otherwise related with any Directors, senior management or substantial or controlling shareholders of the Company.

       Mr. Gao has not entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

       Information about Mr. Gao’s emolument is set out in the 2010 Annual Report. Save as disclosed in the 2010 Annual Report, Mr. Gao has not received any other emoluments (including any bonus payments, whether fixed or discretionary in nature) for the year ended 31 December 2010.

       If re-elected, Mr. Gao will be eligible as a participant of the Option Plans and the 2004 Equity Incentive Plan. As such, Mr. Gao will be eligible to be granted options, rights or awards pursuant to the terms of the Option Plans and the 2004 Equity Incentive Plan. Any other emoluments of Mr. Gao will be determined by the Compensation Committee and thereafter approved by the Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

       In relation to the aforesaid Directors who are proposed to be re-elected, there is no other information required to be disclosed nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

2. General Mandates to Issue and Repurchase Shares

       At the annual general meeting of the Company held on 3 June 2010, the Shareholders passed resolutions granting general mandates to the Directors to issue and purchase Shares. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

—	an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the ‘‘New Issue Mandate’’), which New Issue Mandate, for the purposes of calculating the number of Shares that may be issued under the New Issue Mandate, shall disregard the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase attached to any Shares (‘‘Convertible Shares’’) issued pursuant to the resolution to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares;

LETTER FROM THE BOARD

—	an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to repurchase an amount of Shares not exceeding 10% of the Company’s issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the ‘‘Repurchase Mandate’’); and

—	conditional on the passing of the resolutions to grant the New Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional Shares under the New Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

       As at the Latest Practicable Date, the Company had in issue an aggregate of 27,446,130,256 Shares. Subject to the passing of resolution no. 3 in relation to the New Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of a maximum of 5,489,226,051 Shares, representing 20% of the existing issued share capital of the Company, on the basis that no further Ordinary Shares will be issued or repurchased prior to the date of the AGM and none of the convertible preferred shares to be issued to Country Hill Limited or Datang Holdings (Hongkong) Investment Company Limited will be converted into Ordinary Shares prior to the date of the AGM. As of 31 December 2010, there is (i) an outstanding warrant to purchase 488,730 ordinary shares which was granted in connection with an intellectual property development license agreement entered into by the Company in 2003 with a service provider and (ii) an outstanding warrant to purchase 707,899,976 ordinary shares (subject to adjustment) at a purchase price of HK$1.30 per share, subject to receipt of required government and regulatory approvals, granted to Taiwan Semiconductor Manufacturing Company, Ltd. on 9 November 2009. Save as disclosed above and in the 2010 Annual Report, there are no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives in the year ended 31 December 2010.

       The full text of these (and other) resolutions is set out in the Notice. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix I to this circular.

RESPONSIBILITY STATEMENT

       This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

LETTER FROM THE BOARD

       The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

       The Directors are of the opinion that the proposed resolutions set out in the Notice are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the proposed resolutions.

ANNUAL GENERAL MEETING

       The voting at the AGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

       A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

Yours faithfully,
On behalf of the Board of Directors
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

APPENDIX I	EXPLANATORY STATEMENT

     This is an explanatory statement given to all shareholders of the Company relating to a resolution (the ‘‘Resolution’’) to be considered, and if thought fit, passed by shareholders of the Company at the AGM authorizing the Repurchase Mandate.

LISTING RULES

     This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the Company to make such repurchases or by specific approval in relation to specific transactions.

     Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company’s constitutive documents and the applicable laws and regulations of the Cayman Islands.

     It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the resolution. As at the Latest Practicable Date, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 ordinary shares, each with a par value of US$0.0004 per Share and 5,000,000,000 undesignated preference shares, each with a par value of US$0.0004 per Share and the number of Shares in issue was 27,446,130,256 representing a paid-up share capital of approximately US$10,978,452. On the basis of the 27,446,130,256 Shares in issue (and assuming no Ordinary Shares will be issued or repurchased after the Latest Practicable Date and up to the date of the AGM and none of the convertible preferred shares to be issued to Country Hill Limited or Datang Holdings (Hongkong) Investment Company Limited will be converted into Ordinary Shares prior to the date of the AGM), the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 2,744,613,025 Shares (being 10% of the Shares in issue) during the period in which the Repurchase Mandate remains in force. Any Share repurchased pursuant to the Repurchase Mandate must be fully paid-up.

REASONS FOR REPURCHASES

     The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the 2010 Annual Report) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT

DISCLOSURE OF INTERESTS

     None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their Associates, has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell Shares to the Company.

     No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorized.

UNDERTAKING

     The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

APPENDIX I	EXPLANATORY STATEMENT

SHARE PRICES

     During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Highest	Lowest
	(HK$)	(HK$)
2010
April	$1.06	$0.83
May	$0.85	$0.53
June	$0.70	$0.61
July	$0.63	$0.48
August	$0.60	$0.495
September	$0.57	$0.48
October	$0.69	$0.54
November	$0.67	$0.56
December	$0.64	$0.56

2011
January	$0.65	$0.56
February	$0.75	$0.57
March	$0.64	$0.57
April	$0.71	$0.59
May*	$0.94	$0.62

* Up to the Latest Practicable Date.

     No purchase of Shares has been made by the Company on the Stock Exchange in the six months immediately preceding the Latest Practicable Date. In the six months preceding the Latest Practicable Date, no repurchase of Shares has been made by the Company from its employees pursuant to the Company’s 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan.

EFFECT OF THE TAKEOVERS CODE

     If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT

     As recorded in the register kept by the Company under Section 336 of the SFO as at the Latest Practicable Date. Datang Telecom Technology & Industry Holdings Co., Ltd. (‘‘Datang’’) was directly and/or indirectly interested in an aggregate of 5,227,132,761 Shares in long position, representing approximately 19.05% of the issued share capital of the Company, Shanghai Industrial Investment (Holdings) Company Limited (‘‘Shanghai Industrial’’) was directly and/or indirectly interested in an aggregate of 2,143,277,340 Shares in long position, representing approximately 7.81% of the issued share capital of the Company, whereas Taiwan Semiconductor Manufacturing Company, Ltd. (‘‘TSMC’’) was, by virtue of the SFO, directly and/or indirectly interested in an aggregate of 2,497,393,194 Shares (including 1,789,493,218 Ordinary Shares and an unexercised warrant to purchase (if fully exercise) up to 707,899,976 ordinary shares of the Company) in long position, representing approximately 9.10% of the issued share capital of the Company, and China Investment Corporation was, by virtue of the SFO, indirectly interested in 4,340,705,646 Shares (including 360,589,053 Convertible Preferred Shares and 72,117,810 Warrants to subscribe for Convertible Preferred Shares), representing approximately 15.82% of the issued share capital. Based on such interests and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interest of Datang, Shanghai Industrial, TSMC and China Investment Corporation will be increased to 21.16% (in long position), 8.68% (in long position), 10.11% (in long position) and 17.57% (in long position) of the issued share capital of the Company, respectively. In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of any increase in the voting rights of any existing shareholder resulting from an exercise in full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

     As at the Latest Practicable Date, approximately 80.95% of the issued share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, 78.84% of the issued share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued share capital of the Company held in public hands.

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING
(2) RE-ELECTION OF DIRECTORS
AND
(3) PROPOSED GENERAL MANDATES TO ISSUE AND
REPURCHASE SHARES

    NOTICE IS HEREBY GIVEN THAT the annual general meeting (‘‘AGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held on Wednesday, 29 June 2011 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2010.

2.	To re-elect two retiring class I directors, namely, David N.K. Wang and Gao Yonggang (each a ‘‘Class I Director’’) and authorize the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

    To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

3. ‘‘THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

* for identification purposes only

NOTICE OF ANNUAL GENERAL MEETING

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

	(i)	a Rights Issue; or

	(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

	(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

	(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a) twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 3 (the ‘‘Issue Mandate Limit’’); and

(b) (if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 3 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 3), and the said approval shall be limited accordingly;

(C)	for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase Shares attached to any Shares (‘‘Convertible Shares’’) issued pursuant to this resolution shall, to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

NOTICE OF ANNUAL GENERAL MEETING

(D)	for the purpose of this Resolution 3:

	(i)	‘‘Relevant Period’’ means the period from (and including) the date of passing this Resolution 3 until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c) the revocation or variation of the authority given under this Resolution 3 by an ordinary resolution of the shareholders of the Company in a general meeting;

	(ii)	‘‘Rights Issue’’ means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

	(iii)	‘‘Ordinary Shares’’ means the ordinary shares of par value U$0.0004 each in the capital of the Company;

	(iv)	‘‘Preferred Shares’’ means the preferred shares of par value of US$0.0004 each in capital of the Company; and

	(v)	‘‘Shares’’ means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.’’

4. ‘‘THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

	(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 4, and the said approval shall be limited accordingly; and

	(C)	for the purpose of this Resolution 4:

		(i)	‘‘Relevant Period’’ means the period from (and including) the passing of this Resolution 4 until the earlier of:

			(a)	the conclusion of the next annual general meeting of the Company;

			(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

			(c)	the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting; and

		(ii)	‘‘Shares’’ means shares of all classes in the capital of the Company (including but not limited to ordinary shares of par value US$0.0004 each in the capital of the Company and preferred shares of par value US$0.0004 each in the capital of the Company) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.’’

5.	‘‘THAT, conditional on the passing of Resolutions 3 and 4, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 3 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 3, be and is hereby approved and authorized.’’

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, 30 May 2011

NOTICE OF ANNUAL GENERAL MEETING

Principal place of business:
18 Zhangjiang Road
PuDong New Area
Shanghai 201203
People’s Republic of China

Registered office:
PO Box 309, Ugland House,
Grand Cayman, KY1-1104,
Cayman Islands.

Members of the Board:
Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from, 24 June 2011 to, 29 June 2011 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 29 June 2011, the record date for the AGM, will be entitled to attend and vote at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

4.	In relation to Resolution 2, two Directors, namely, David N.K. Wang and Gao Yonggang, whose initial appointments as Directors took effect on 9 November 2009 (in respect of Dr. Wang who was re-appointed as Director and designated as class I Director on 3 June 2010) and 23 June 2009 (in respect of Mr. Gao) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association. Both Dr. Wang and Mr. Gao will offer themselves for re-election.

5.	In relation to Resolution 4, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

6.	By Resolutions 3 and 5, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 4, as more particularly described in Resolutions 3 to 5.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST

Res. 1	☐	☐	Res. 3	☐	☐

Res. 2a	☐	☐	Res. 4	☐	☐

Res. 2b	☐	☐	Res. 5	☐	☐

Res. 2c	☐	☐

Address Change	☐	Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above.		☐

			Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation
Ordinary Resolutions

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2010.

2.	(a) To re-elect David N.K. Wang as a Class I Director of the Company.
(b) To re-elect Gao Yonggang as a Class I Director of the Company.
(c) To authorize the Board of Directors to fix their remuneration.

3.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted). #

4.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution. #

5.	Conditional on the passing of Resolutions 3 and 4, to authorize the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company. #

# The full text of the Resolution is set out in the Notice of Annual General Meeting.

Semiconductor Manufacturing International Corporation
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting of Shareholders (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Wednesday, June 29, 2011, at 3:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 23, 2011. Only the registered holders of record at the close of business on May 27, 2011, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 27, 2011, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., June 23, 2011.

For more information regarding the Meeting please visit the Company’s website at
http://www.smics.com/WebMaintain/jsp/regulatoryENFinalFilings.jsp. If you wish to obtain a hard copy of the Notice of Annual General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 2 June, 2011	By:	/s/ Dr. David N.K. Wang
Name: Dr. David N.K. Wang
Title: President, Chief Executive Officer, Executive Director